

December 12, 2013

<u>Via E-mail</u>
Mr. Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street, Suite 8E
Brooklyn, New York 11220

      Re: IEH Corporation
              Form 10-K for the fiscal year ended March 29, 2013
              Filed July 10, 2013
              File No. 000-05278

Dear Mr. Knoth:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Brian Cascio

              Brian R. Cascio
              Accounting Branch Chief